UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Coffee Holding Co., Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

192176105
(CUSIP Number)

Steven M. Skolnick Lowenstein Sandler LLP One Lowenstein Drive Roseland, NJ 07068 (973) 597-2500
(Name, address and telephone number of person authorized to receive notices and communications)

September 29, 2022
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 192176105	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS David Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7	SOLE VOTING POWER	648,181*
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0*
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	648,181*
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,181*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON IN

*As of October 24, 2022, David Gordon (the “Reporting Person”) holds a total of 648,181 shares of common stock, par value $0.001 per share (“Common Stock”), of Coffee Holding Co., Inc., a Nevada corporation (the “Issuer”), or 10.8% of the shares of Common Stock deemed issued and outstanding as of the date hereof. The shares of Common Stock reported herein includes (i) 367,181 shares of Common Stock held directly by the Reporting Person, and (ii) 281,000 shares of Common Stock issuable upon exercise of an option (the “Option”). The Reporting Person has sole voting and dispositive power over all of the shares of Common Stock reported herein.

The beneficial ownership percentage is based on 5,708,599 shares of Common Stock issued and outstanding as of September 13, 2022 as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on September 14, 2022.

CUSIP No. 192176105	SCHEDULE 13D	Page 3 of 5 Pages

Explanatory Note

This Amendment No. 9 (the “Amendment”) amends and supplements the Schedule 13D filed by David Gordon (the “Reporting Person”) with the Securities and Exchange Commission on May 13, 2005, as amended on March 12, 2010, July 15, 2011, October 3, 2011, April 10, 2012, May 8, 2012, September 19, 2012, February 21, 2020, and February 18, 2021 (collectively, as amended, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended by removing the last paragraph thereof and adding the following paragraph in lieu thereof:

On April 18, 2019, the Issuer granted to the Reporting Person, pursuant to the Issuer’s 2013 Equity Compensation Plan, a stock option (the “Option”) to purchase 281,000 shares of Common Stock at an exercise price of $5.43 per share. The Option vested one-third on each of the one year, two year and three year anniversaries of the date of grant and can be exercised at any time until the Option’s expiration date of April 18, 2029.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

As of October 24, 2022, the Reporting Person may be deemed to beneficially own a total of 648,181 shares of Common Stock of the Issuer, or 10.8% of the shares of Common Stock deemed issued and outstanding as of the date hereof. The shares of Common Stock reported in this Amendment include (i) 367,181 shares of Common Stock held directly by the Reporting Person, and (ii) 281,000 shares of Common Stock issuable upon exercise of the Option. The Reporting Person has sole voting and dispositive power over all of these shares of Common Stock. The beneficial ownership percentage is based on 5,708,599 shares of Common Stock issued and outstanding as of September 13, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on September 14, 2022.

On September 29, 2022, the Issuer entered into a Merger and Share Exchange Agreement (the “Merger Agreement”), by and among the Issuer, Delta Corp Holdings Limited, a Cayman Islands exempted company (“Pubco”), Delta Corp Holdings Limited, a company incorporated in England and Wales (“Delta”), CHC Merger Sub Inc., a Nevada corporation and wholly owned subsidiary of Pubco (“Merger Sub”), and each of the holders of ordinary shares of Delta as named therein (the “Sellers”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer surviving as a direct, wholly-owned subsidiary of Pubco (the “Merger”). As a result of the Merger, each issued and outstanding share of the Issuer common stock, $0.001 par value per share (the “JVA Common Stock”), will be cancelled and converted for the right of the holder thereof to receive one ordinary share, par value $0.0001 of Pubco (the “Pubco Ordinary Shares”).

The Reporting Person has no plans or proposals which relate to or would result in any of the effects specified in subparagraphs (a) through (j) in the text of Item 4 of Schedule 13D.

CUSIP No. 192176105	SCHEDULE 13D	Page 4 of 5 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

(a-b) The Reporting Person may be deemed to beneficially own (with sole voting and dispositive power) 648,181 shares of Common Stock, which represents approximately 10.8% of the outstanding Common Stock of the Issuer as of the date hereof.

(c) The Reporting Person has not effected any transactions in the Company’s Common Stock during the 60 days prior to the date hereof, there were no transactions effected in the Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) by the Reporting Person or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

(d) No person or entity other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer’s Common Stock reported in this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended by adding the following to the end thereof:

The information set forth in Item 4 of this Schedule 13D regarding the Merger Agreement is incorporated by reference into this Item 6.

On September 29, 2022, concurrently with the entry into the Merger Agreement, Delta, Pubco and the Issuer entered into Voting and Support Agreements (the “JVA Voting Agreement”) with the Reporting Person and certain other shareholders, pursuant to which the Reporting Person has agreed to vote in favor of adopting the Merger Agreement and the related transactions as contemplated thereunder. JVA Voting Agreements will terminate upon the earliest to occur of (i) the mutual written consent of each of Delta, Pubco, the Issuer and the Reporting Person and certain other shareholders, (ii) the Merger Effective Time, and (iii) the date of termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Registration Rights Agreement and JVA Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of (i) the Registration Rights Agreement, which is filed as Exhibit 1 to this Schedule 13D and incorporated by reference herein, and (ii) the form of Voting and Support Agreement, which is filed as Exhibit 2 to this Schedule 13D and incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

Exhibit 1: Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the form 8-K filed by JVA on September 29, 2022).

Exhibit 2: Voting and Support Agreement (incorporated by reference to Exhibit 10.2 to the form 8-K filed by JVA on September 29, 2022).

CUSIP No. 192176105	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2022	By:	/s/ David Gordon
David Gordon

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).